FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                04 January 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. December traffic statistics



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  04 January 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description

1.                          December traffic statistics







TRAFFIC AND CAPACITY STATISTICS - December 2006


Summary of the headline figures


In December 2006, passenger capacity, measured in Available Seat Kilometres, was
0.1 per cent below December 2005. Traffic, measured in Revenue Passenger Kilometres, was lower by 0.5 per cent. This resulted in a passenger load factor down 0.3 points versus last year, to 73.9 per cent. The decrease in traffic comprised a 2.8 per cent increase in premium traffic and a 1 per cent decrease in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, decreased by
11.6 per cent. Severe fog conditions in the run up to Christmas led to the cancellation of more than 800 flights, affecting European and domestic services. Overall load factor fell by 0.6 points to 70.5 per cent.


For the September to December quarter, ASKs rose by 0.5 per cent, with RPKs flat. This resulted in passenger load factor down 0.4 points, to 73.7 per cent. This comprised a 2.8 per cent increase in premium traffic and a 0.6 per cent increase in non-premium traffic. CTKs fell by 9 per cent.



Market conditions


Underlying market conditions are broadly unchanged.


Strategic Developments


The airline launched a new five times a week service From Heathrow to Calgary and a new five times a week service from Gatwick to Salzburg.



The T&G's cabin crew branch is balloting its members on industrial action. The company has been in talks for some time with the T&G and Amicus on changes to work practices that would contribute toward the airline's drive to achieve a GBP450m reduction in costs by March 2008. Talks continue.



In response to the Government's announcement of a 100 per cent increase in Air Passenger Duty, the airline called for tax reform and said at least GBP87 million should be ring-fenced for spending on emissions-reducing renewable energy projects in the developing world, thereby offsetting all the airline's emissions.



The New Year flight sale featured discounts on 4.5 million seats to 140 destinations worldwide.



Avis and Vanguard have been selected as the airline's worldwide car rental partners.


                                      ends



January 4, 2007
                                      001/KG/07




BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

                                        Month of  December                    Financial year
                                                                            April through to Dec
BRITISH AIRWAYS                                     Change                                 Change
SCHEDULED SERVICES               2006       2005       (%)            2006        2005        (%)
Passengers carried (000)
UK/Europe                        1647       1680      -2.0           18160       18001       +0.9
Americas                          575        585      -1.7            5759        5682       +1.4
Asia Pacific                      137        164     -16.2            1411        1426       -1.1
Africa and Middle East            335        299     +12.1            2646        2294      +15.3
Total                            2694       2728      -1.3           27975       27402       +2.1

Revenue passenger km (m)
UK/Europe                        1539       1505      +2.2           17216       16687       +3.2
Americas                         3867       3915      -1.2           38794       38131       +1.7
Asia Pacific                     1431       1703     -16.0           14387       14680       -2.0
Africa and Middle East           2280       2039     +11.8           17768       15482      +14.8
Total                            9117       9162      -0.5           88164       84981       +3.7

Available seat km (m)
UK/Europe                        2342       2402      -2.5           23561       24138       -2.4
Americas                         5222       5048      +3.4           49418       47673       +3.7
Asia Pacific                     1811       2224     -18.6           18173       19142       -5.1
Africa and Middle East           2958       2669     +10.9           22966       20194      +13.7
Total                           12333      12343      -0.1          114118      111146       +2.7

Passenger load factor (%)
UK/Europe                        65.7       62.7      +3.0 pts        73.1        69.1       +4.0 pts
Americas                         74.0       77.5      -3.5 pts        78.5        80.0       -1.5 pts
Asia Pacific                     79.0       76.6      +2.4 pts        79.2        76.7       +2.5 pts
Africa and Middle East           77.1       76.4      +0.7 pts        77.4        76.7       +0.7 pts
Total                            73.9       74.2      -0.3 pts        77.3        76.5       +0.8 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)              385        436     -11.6            3606        3685       -2.1
Total RTK                        1317       1361      -3.2           12503       12169       +2.7
Available tonne km (m)           1870       1914      -2.3           17551       17354       +1.1

Overall load factor (%)          70.5       71.1      -0.6 pts        71.2        70.1       +1.1 pts



Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.



Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.



                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB
                                                        Tel: +44 (0) 20 8738 694